Exhibit 99.1

Reitar Logtech Holdings Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

Hong Kong, August 23, 2024 --  Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”), a comprehensive logistics solutions provider in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 2,125,000 Class A ordinary shares (the ” Class A Ordinary Shares”) on August 22, 2024, at a price of $4.00 per Class A Ordinary Share. The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on August 23, 2024 under the symbol “RITR”.

The Offering is expected to close on August 26, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds for expanding its resources and investing in state-of-the-art logistics facilities, for building its in-house research and development capabilities, for expanding the geographic coverage of its market, for investing in logistics projects and for other working capital and general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 318,750 Class A Ordinary Shares of the Company, at the Offering price, less underwriting discounts and commissions.

The Offering is being conducted on a firm commitment basis. Cathay Securities, Inc. is acting as sole book runner and lead underwriter for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-278295) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Cathay Securities Inc., 40 Wall St., Suite 3600, New York, NY 10005, or via email at ipo@cathaysecurities.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-278295), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contacts:

Reitar Logtech Holdings Limited

Phone: +852 2554 5666

Email: info@reitar.io